VERIDICOM INTERNATIONAL, INC.
                               3800-999 3rd Avenue
                         Seattle, Washington 98104-4023

                                                                   July 15, 2005

VIA FACSIMILE AND EDGAR

United States Securities
 and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Perry Hindin, Staff Attorney


      Re:   Veridicom International, Inc.
            Registration Statement on Form SB-2
            File No. 333-124367

Ladies and Gentlemen:

      Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), Veridicom International, Inc. (the "Company") respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 10:00 a.m., Eastern Time, on Monday July 18, 2005, or as soon thereafter as possible.

      We hereby acknowledge the following:

      o that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      VERIDICOM INTERNATIONAL, INC.


                                      By: /s/ Paul Mann
                                          -------------------------------
                                      Name:  Paul Mann
                                      Title: Chief Executive Officer